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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13D-2(B)
                               (Amendment No. __)*





                         CHAMPION FINANCIAL CORPORATION
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)



    COMMON STOCK, PAR VALUE $0.001 PER
                   SHARE                                      15850C 20 1
-----------------------------------------        -------------------------------
      (TITLE OF CLASS OF SECURITIES)                         (CUSIP NUMBER)



                                 AUGUST 19, 1998
    ------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


       Check the appropriate box to designate the rule pursuant to which this
       Schedule is filed:

                                    [_] Rule 13d-1(b)
                                    [x] Rule 13d-1(c)
                                    [_] Rule 13d-1(d)



*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                            (Continued on following page(s))
                                   (Page 1 of 6 Pages)


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NYFS09...:\75\77575\0003\2220\13G9028L.13A


------------------------------------------------------        -----------------------------------------
CUSIP No.               15850C 20 1                     13G               2 Page of 6 pages
------------------------------------------------------        -----------------------------------------

-------------------------------------------------------------------------------------------------------

       1          NAMES OF REPORTING PERSONS:          THOMSON KERNAGHAN & CO. LIMITED

                  I.R.S. IDENTIFICATION NO. OF ABOVE
                  PERSONS (ENTITIES ONLY):                     NOT APPLICABLE
-------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                        (A) [_]
                                                                                           (B) [_]
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       3          SEC USE ONLY

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       4          CITIZENSHIP OR PLACE OF              ONTARIO, CANADA
                  ORGANIZATION:

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      NUMBER OF          5    SOLE VOTING POWER:               0  SEE ITEM 4
        SHARES
                       --------------------------------------------------------------------------------
     BENEFICIALLY        6    SHARED VOTING POWER:             0
       OWNED BY
                       --------------------------------------------------------------------------------
         EACH            7    SOLE DISPOSITIVE POWER:          809,326
       REPORTING
                       --------------------------------------------------------------------------------
     PERSON WITH         8    SHARED DISPOSITIVE POWER:        0

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       9          AGGREGATE AMOUNT BENEFICIALLY                809,326
                  OWNED BY EACH REPORTING PERSON:

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       10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                      [_]
                  CERTAIN SHARES:

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       11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                    11.6%
-------------------------------------------------------------------------------------------------------
       12         TYPE OF REPORTING PERSON:00          CO

-------------------------------------------------------------------------------------------------------


ITEM 1

     (a)   NAME OF ISSUER:

           Champion Financial Corporation

     (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           9495 East San Salvador Drive
           Scottsdale, Arizona 85258

ITEM 2

     (a)   NAME OF PERSON FILING:

           Thomson Kernaghan & Co. Limited

     (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
           RESIDENCE:

           Principal Business Office:

           365 Bay Street
           Toronto, Ontario  M5H 2V2
           Canada

     (c)   CITIZENSHIP:

           Ontario, Canada

     (d) TITLE OF CLASS OF SECURITIES:

           Common Stock, par value $.001 per share

     (e)   CUSIP NUMBER:   15850C 20 1

ITEM 3     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(C),
           CHECK THIS BOX.  [x]

ITEM 4     OWNERSHIP.

     (a)   Amount Beneficially Owned

           809,326 shares
           (Includes 202,500 shares issuable upon the exercise of warrants owned by the Reporting Person.)

     (b) Percent of Class:

           11.6%
           Based on 6,769,903 shares of the Issuer's common stock outstanding on the close of business on August 19, 1998, as reported in the Issuer's proxy statement, dated August 24, 1998.

     (c) Number of shares as to which such person has:

             (i) Sole power to vote or to direct the vote

                 -0-
                 The Reporting Person is a party to an agreement granting the Issuer, until August 14, 2000, the right to vote all shares owned by the Reporting Person, and appointing the Issuer or its designee as irrevocable proxy and agent.

            (ii) Shared power to vote or to direct the vote

                 -0-

           (iii) Sole power to dispose or to direct the disposition of

                 809,326 shares
                 (Includes 202,500 shares issuable upon the exercise of warrants owned by the Reporting Person.)

            (iv) Shared power to dispose or to direct the disposition of

                 -0-

           In connection with the Reporting Person's acquisition of certain shares and a settlement between the Issuer and the Reporting Person, the Issuer agreed, as a reciprocal gesture of good faith, to make a payment to the Children's Wish Foundation in Canada in the name of Mark Valentine.

ITEM 5     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not applicable.

ITEM 6     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
           PERSON.

           Not applicable

ITEM 7     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
           WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
           PARENT HOLDING COMPANY.

           Not applicable.

ITEM 8     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
           GROUP.

           Not applicable.

ITEM 9     NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.

ITEM 10    CERTIFICATION.

           By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired or held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: September 9, 1998




THOMSON KERNAGHAN & CO. LIMITED


By:  Mark Valentine
     --------------------------
     Name:     Mark Valentine
     Title:    Vice President



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